                                  June 3, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, NE
Washington, DC 20549
ATTN: Ms. Chris Harley

Re:           First Mid-Illinois Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 5, 2011
File No. 000-13368

Dear Ms. Harley:

We received your letter dated May 12, 2011 in which you requested that we provide certain information to you, together with, and to the extent applicable, certain proposed disclosures to be included in future First Mid-Illinois Bancshares, Inc.(“Company”) filings with the Securities and Exchange Commission (“Commission”) be revised. The Company has given its responses below. To facilitate the staff’s review, this letter includes each of the staff’s comments which are italicized and immediately followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations
General

1)
 We understand you “adhere to sound underwriting standards” as discussed at various points within your MD&A. To help an investor better understand the types of loans you offer and the related underwriting standards you adhere to, please expand your disclosure in future filings (by portfolio segment or class) to discuss the “key” standards you follow, such as, minimum loan-to-value ratios (L-T-Vs), as well as other credit documentation requirements.

Response
The Company will include the following language under the heading “Loan Quality and Allowance for Loan Losses” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in all future filings:

The structure of the Company’s loan approval process is based on progressively larger lending authorities granted to individual loan officers, loan committees, and ultimately the Board of Directors.  Outstanding balances to one borrower or affiliated borrowers are limited by federal regulation; however, limits well below the regulatory thresholds

U.S. Securities & Exchange Commission
Division of Corporation Finance
ATTN: Mr. Hugh West

June 3, 2011

are generally observed.  The vast majority of the Company’s loans are to businesses located in the geographic market areas served by the Company’s branch bank system.  Additionally, a significant portion of the collateral securing the loans in the portfolio is located within the Company’s primary geographic footprint.  In general, the Company adheres to loan underwriting standards consistent with industry guidelines for all loan segments.

Commercial Real Estate Loans
Commercial real estate loans are generally comprised of loans to small business entities to purchase or expand structures in which the business operations are housed, loans to owners of real estate who lease space to non-related commercial entities, loans for construction and land development, loans to hotel operators, and loans to owners of multi-family residential structures, such as apartment buildings.  Commercial real estate loans are underwritten based on historical and projected cash flows of the borrower and secondarily on the underlying real estate pledged as collateral on the debt.  For the various types of commercial real estate loans, minimum criteria have been established within the Company’s loan policy regarding debt service coverage while maximum limits on loan-to-value and amortization periods have been defined.  Maximum loan-to-value ratios range from 65% to 80% depending upon the type of real estate collateral, while the desired minimum debt coverage ratio is 1.20x. Amortization periods for commercial real estate loans are generally limited to twenty years. The Company’s commercial real estate portfolio is well below the thresholds that would designate a concentration in commercial real estate lending, as established by the federal banking regulators.

Commercial and Industrial Loans
Commercial and industrial loans are primarily comprised of working capital loans used to purchase inventory and fund accounts receivable that are secured by business assets other than real estate.  These loans are generally written for one year or less. Also, equipment financing is provided to businesses with these loans generally limited to 80% of the value of the collateral and amortization periods limited to seven years. Commercial loans are often accompanied by a personal guaranty of the principal owners of a business.  Like commercial real estate loans, the underlying cash flow of the business is the primary consideration in the underwriting process.  The financial condition of commercial borrowers is monitored at least annually with the type of financial information required determined by the size of the relationship.  Measures employed by the Company for businesses with higher risk profiles include the use of government-assisted lending programs through the Small Business Administration and U.S. Department of Agriculture.

Agricultural and Agricultural Real Estate Loans
Agricultural loans are generally comprised of seasonal operating lines to cash grain farmers to plant and harvest corn and soybeans and term loans to fund the purchase of equipment.  Agricultural real estate loans are primarily comprised of loans for the purchase of farmland.  Specific underwriting standards have been established for agricultural-related loans including the establishment of projections for each operating year based on industry developed estimates of farm input costs and expected commodity yields and prices.  Operating lines are typically written for one year and secured by the crop. Loan-to-value ratios on loans secured by farmland generally do not exceed 80% and have amortization periods limited to twenty five years.  Federal government-assistance lending programs through the Farm Service Agency are used to mitigate the level of credit risk when deemed appropriate.

Residential Real Estate Loans
Residential real estate loans generally include loans for the purchase or refinance of residential real estate properties consisting of one-to-four units and home equity loans and lines of credit.  The Company sells substantially all of its long-term fixed rate residential real estate loans to secondary market investors.  The Company also releases the servicing of these loans upon sale.  The Company retains all residential real estate loans with balloon payment features.  Balloon periods are limited to five years. Residential real estate loans are typically underwritten to conform to industry standards including criteria for maximum debt-to-income and loan-to-value ratios as well as minimum credit scores.  Loans secured by first liens on residential real estate held in the portfolio typically do not exceed 80% of the value of the collateral and have amortization periods of twenty five years or less. The Company does not originate subprime mortgage loans.

U.S. Securities & Exchange Commission
Division of Corporation Finance
ATTN: Mr. Hugh West

June 3, 2011

Consumer Loans
Consumer loans are primarily comprised of loans to individuals for personal and household purposes such as the purchase of an automobile or other living expenses.  Minimum underwriting criteria have been established that consider credit score, debt-to-income ratio, employment history, and collateral coverage.  Typically, consumer loans are set up on monthly payments with amortization periods based on the type and age of the collateral.

Other Loans
Other loans consist primarily of loans to municipalities to support community projects such as infrastructure improvements or equipment purchases.  Underwriting guidelines for these loans are consistent with those established for commercial loans with the additional repayment source of the taxing authority of the municipality.

Analysis of Balance Sheets
Loans

2)
  In light of our comment above, and to help an investor better understand the underlying credit quality of your loan portfolio (including non-performing loans), please revise your disclosure in future filings to discuss weighted average L-T-Vs for each portfolio segment or class (it would be useful to provide such information in a comparative or tabular format, along with a narrative explaining any significant changes or trends).

Response
The Company does not maintain or calculate the weighted average L-T-V for each portfolio or class in a readily available reporting mechanism or form and does not believe this information could be practicably obtained.  As a result, the Company proposes not to include such information in its future filings.  The Company will however, as noted above, provide the additional detail requested by the Commission with respect to the Company’s loans.

Securities

3)
 We note the presentation of defaults and deferrals as a percentage of remaining collateral. Please expand the tabular presentation of information related to the pooled trust preferred securities to include actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Response
The Company will include the following disclosure for trust preferred securities in all future filings (items in bold type indicate new disclosure):

U.S. Securities & Exchange Commission
Division of Corporation Finance
ATTN: Mr. Hugh West

June 3, 2011

The trust preferred securities are four trust preferred pooled securities issued by FTN Financial Securities Corp. (“FTN”). The following table contains information regarding these securities as of __________________:

Deal name	PreTSL I	PreTSL II	PreTSL VI	PreTSL XXVIII
Class	Mezzanine	Mezzanine	Mezzanine	Mezzanine C-1
Book value	$	$	$	$
Fair value	$	$	$	$
Unrealized gains/(losses)	$	$	$	$
Other-than-temporary impairment recorded in earnings	$	$	$	$

Lowest credit rating assigned
Number of performing banks / insurance companies
Number of issuers in default
Number of issuers in deferral

Original collateral	$	$	$	$
Actual defaults & deferrals as a % of original collateral	%	%	%	%
Remaining collateral	$	$	$	$
Actual defaults & deferrals as a % of remaining collateral	%	%	%	%
Expected defaults & deferrals as a % of remaining collateral	%	%	%	%
Performing collateral	$	$	$	$

Current balance of class	$	$	$	$
Subordination	$	$	$	$
Excess subordination	$	$	$	$
Excess subordination as a % of remaining performing collateral	%	%	%	%

Cash Flow Analysis Assumptions:
Discount rate	%	%	%	%
Defaults & deferrals (1)%		%	%	%
Recovery assumption (2)%		%	%	%
Prepayment assumption (3)%		%	%	%

(1) 2% annually for 2 years and 36 basis points annually thereafter
(2) With 2 year lag
(3) Every 5 years beginning after 2013

The trust preferred pooled securities are Collateralized Debt Obligations (“CDOs”) backed by a pool of debt securities issued by financial institutions. The collateral consists of trust-preferred securities and subordinated debt securities issued by banks, bank holding companies and insurance companies. Performing collateral is the amount of remaining collateral less the balances of collateral in deferral or default. Subordination is the amount of performing collateral in excess of the current balance of a specified class and all classes senior to the specified class.  Excess subordination is the amount that the performing collateral balance exceeds the current outstanding balance of the specific class, plus all senior classes. It is a static measure of credit enhancement, but does not incorporate all of the structural elements of the security deal. This amount can also be impacted by future defaults and deferrals, deferring balances that cure or redemptions of securities by issuers. A negative excess subordination indicates that the current performing collateral of the security would be insufficient to pay the current principal balance of the class notes after all of the senior classes notes were paid. However, the performing collateral balance excludes the collateral of issuers currently deferring their interest payments. Because these issuers are expected to resume payment in the future (within five years of the first deferred interest period), a negative excess subordination does not necessarily mean a class note holder will not receive a greater than projected or even full payment of cash flow at maturity.

U.S. Securities & Exchange Commission
Division of Corporation Finance
ATTN: Mr. Hugh West

June 3, 2011

Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 5-Loans

4)  Please expand your future filings to address the following:

•
Disclose the Company’s policy for recording payments received on non-accrual financing receivables and the policy for determining past due or delinquency status pursuant to ASC 310-10-50-6 (b) and (e);

Response
The Company will include the following language in its “Notes to the Consolidated Financial Statements” in all future filings:

Within all loan portfolio segments, loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date. Impaired loans, excluding certain troubled debt restructured loans, are placed on non-accrual status. Impaired loans include nonaccrual loans and loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties.  These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. It is the Company’s policy to have any restructured loans which are on nonaccrual status prior to being modified remain on nonaccrual status until, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal.  If the restructured loan is on accrual status prior to being modified, the loan is reviewed to determine if the modified loan should remain on accrual status.

The Company’s policy is to discontinue the accrual of interest income on all loans for which principal or interest is ninety days past due.  The accrual of interest is discontinued earlier when, in the opinion of management, there is reasonable doubt as to the timely collection of interest or principal.  Once interest accruals are discontinued, accrued but uncollected interest is charged against current year income. Subsequent receipts on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Interest on loans determined to be troubled debt restructurings is recognized on an accrual basis in accordance with the restructured terms if the loan is in compliance with the modified terms.  Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. The Company requires a period of satisfactory performance of not less than six months before returning a nonaccrual loan to accrual status.

•
Discuss the factors that influenced management’s judgment including historical losses and existing economic conditions to estimate the allowance for loan losses by portfolio segment pursuant to ASC 310-10-50-11B (a)(1). Specifically address the historical loss period utilized in your estimates and how you determined such duration was appropriate;

Response
The Company will include the following language in its “Notes to the Consolidated Financial Statements” in all future filings:

U.S. Securities & Exchange Commission
Division of Corporation Finance
ATTN: Mr. Hugh West

June 3, 2011

The allowance for loan losses represents the Company’s best estimate of the reserve necessary to adequately account for probable losses existing in the current portfolio. The provision for loan losses is the charge against current earnings that is determined by the Company as the amount needed to maintain an adequate allowance for loan losses.  The Company estimates the appropriate level of allowance for loan losses by separately evaluating large impaired loans, large adversely classified loans and nonimpaired loans.

Impaired loans. The Company individually evaluates certain loans for impairment.  In general, these loans have been internally identified via the Company’s loan grading system as credits requiring management’s attention due to underlying problems in the borrower’s business or collateral concerns.  This evaluation considers expected future cash flows, the value of collateral and also other factors that may impact the borrower’s ability to make payments when due.  For loans greater than $100,000 in the commercial, commercial real estate, agricultural, agricultural real estate segments, impairment is individually measured each quarter using one of three alternatives: (1) the present value of expected future cash flows discounted at the loan’s effective interest rate; (2) the loan’s observable market price, if available; or (3) the fair value of the collateral less costs to sell for collateral dependent loans and loans for which foreclosure is deemed to be probable. A specific allowance is assigned when expected cash flows or collateral do not justify the carrying amount of the loan. The carrying value of the loan reflects reductions from prior charge-offs.

Adversely classified loans. A detailed analysis is also performed on each adversely classified (substandard or doubtful rated) borrower with an aggregate, outstanding balance of $100,000 or more. This analysis includes commercial, commercial real estate, agricultural, and agricultural real estate borrowers who are not currently identified as impaired but pose sufficient risk to warrant in-depth review. Estimated collateral shortfalls are then calculated with allocations for each loan segment based on the five-year historical average of collateral shortfalls adjusted for environmental factors including changes in economic conditions, changes in credit policies or underwriting standards, and changes in the level of credit risk associated with specific industries and markets. Because the economic and business climate in any given industry or market, and its impact on any given borrower, can change rapidly, the risk profile of the loan portfolio is periodically assessed and adjusted when appropriate.

Non-classified and Watch loans.  For loans, in all segments of the portfolio, that are considered to possess levels of risk commensurate with a pass rating, management establishes base loss estimations which are derived from the historical loss experience over the past five years.  Use of a five-year historical loss period eliminates the effect of any significant losses that can be attributed to a single event or borrower during a given reporting period. The base loss estimations for each loan segment are adjusted after consideration of several environmental factors influencing the level of credit risk in the portfolio.  In addition, loans rated as watch are further segregated in the commercial / commercial real estate and agricultural / agricultural real estate segments. These loans possess potential weaknesses that, if go unchecked, may result in deterioration to the point of becoming a problem asset.  Due to the elevated risk inherent in these loans, an allocation of twice the adjusted base loss estimation of the applicable loan segment is determined appropriate.

Due to weakened economic conditions during recent years, the Company established allocations for each of the loan segments at levels considerably above the base loss estimations. Some of the economic factors included the potential for reduced cash flow for commercial operating loans from reduction in sales or increased operating costs, decreased occupancy rates for commercial buildings, reduced levels of home sales for commercial land developments, the uncertainty regarding grain prices and increased operating costs for farmers, and increased levels of unemployment and bankruptcy impacting consumer’s ability to pay. Each of these economic uncertainties was taken into consideration in developing the level of the reserve.

U.S. Securities & Exchange Commission
Division of Corporation Finance
ATTN: Mr. Hugh West

June 3, 2011

The Company has not materially changed any aspect of its overall approach in the determination of the allowance for loan losses.  However, on an on-going basis the Company continues to refine the methods used in determining management’s best estimate of the allowance for loan losses.

•	Disclose the Company’s policy for charging off uncollectible financing receivables by portfolio segment pursuant to ASC 310-10-50-11B (b);

Response
The Company will include the following language in its “Notes to the Consolidated Financial Statements” in all future filings:

Consistent with regulatory guidance, charge-offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectible. The Company’s policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined.

For all loan portfolio segments except 1-4 family residential properties and consumer, the Company promptly charges-off loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower’s ability to adequately meet its obligations. For impaired loans that are considered to be solely collateral dependent, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges-off 1-4 family residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to timeframes established by applicable regulatory guidance which provides for the charge-down of 1-4 family first and junior lien mortgages to the net realizable value less costs to sell when the loan is 180 days past due, charge-off of unsecured open-end loans when the loan is 180 days past due, and charge down to the net realizable value when other secured loans are 120 days past due. Loans at these respective delinquency thresholds for which the Company can clearly document that the loan is both well-secured and in the process of collection, such that collection will occur regardless of delinquency status, need not be charged off.

•
Disclose the amount of the recorded investment for which there is a related allowance for credit losses and the amount of the allowance and the amount of that recorded balance for which there is no related allowance for credit losses pursuant to ASC 310-10-50-15 (a)(3) as of the date of each statement of financial position by class of financing receivable;

Response
The Company will include the following disclosure as of the date of each statement of financial position in its “Notes to the Consolidated Financial Statements” in all future filings (items in bold type indicate new disclosure):

U.S. Securities & Exchange Commission
Division of Corporation Finance
ATTN: Mr. Hugh West

June 3, 2011

The following table presents impaired loans as of ______________ and ______________:

	_________________________				_________________________
	Recorded Balance	Unpaid Principal Balance	Specific Allowance		Recorded Balance	Unpaid Principal Balance	Specific Allowance
Loans with a specific allowance:
Construction and land development	$	$	$		$	$	$
Farm loans
1-4 Family residential properties
Multifamily residential properties
Commercial real estate
Loans secured by real estate
Agricultural loans
Commercial and industrial loans
Consumer loans
All other loans
Total loans	$	$	$		$	$	$

Loans without a specific allowance:
Construction and land development	$	$		$-	$	$	$
Farm loans				-
1-4 Family residential properties				-
Multifamily residential properties				-
Commercial real estate				-
Loans secured by real estate				-
Agricultural loans				-
Commercial and industrial loans				-
Consumer loans				-
All other loans				-
Total loans	$	$		$-	$	$	$

Total:
Construction and land development	$	$	$		$	$	$
Farm loans
1-4 Family residential properties
Multifamily residential properties
Commercial real estate
Loans secured by real estate
Agricultural loans
Commercial and industrial loans
Consumer loans
All other loans
Total loans	$	$	$		$	$	$

U.S. Securities & Exchange Commission
Division of Corporation Finance
ATTN: Mr. Hugh West

June 3, 2011

•	Disclose the Company’s policy for recognizing interest income on impaired loans, including how cash receipts are recorded by class of financing receivable pursuant to ASC 310-10-50-15 (b); and

Response

Please see the response above to the first bullet point in this comment #4.

•	Provide all of the disclosures required by ASC 310-10-50-15 (c) for impaired loans each period that results of operations are presented.

Response

The Company will include the following disclosure for each period that the results of operations are presented in its “Notes to the Consolidated Financial Statements” in all future filings (items in bold type indicate new disclosure):

	For the _______ ended ______________________		For the _______ ended ______________________
	Average Investment in Impaired Loans	Interest Income Recognized	Average Investment in Impaired Loans	Interest Income Recognized
Construction and land development	$	$	$	$
Farm loans
1-4 Family residential properties
Multifamily residential properties
Commercial real estate
Loans secured by real estate
Agricultural loans
Commercial and industrial loans
Consumer loans
All other loans
Total loans	$	$	$	$

There was no interest income recognized using a cash-basis method of accounting during the time within each period that the loans shown above were impaired. (This will be modified based on the facts and circumstances of each period.)

U.S. Securities & Exchange Commission
Division of Corporation Finance
ATTN: Mr. Hugh West

June 3, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011
Notes to Condensed Consolidated Financial Statements
Note 3- Investment Securities

5)
  We note your trust preferred securities that have been in a continuous unrealized loss position for more than 12 months at March 31, 2011 and December 31, 2010. Please provide us with your OTTI analysis (including third-party reports, if applicable) for each period and provide a robust narrative discussion (for each security) supporting your conclusion that additional impairment was not necessary.

Response

The Company will provide its OTTI analysis for each period under separate cover to your attention via overnight mail.  The Company will provide this information under separate cover because the Company will request that confidential treatment be provided by the Commission with respect to this information.

Further, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at mtaylor@firstmid.com or (217) 258-3306 if you should have any questions about this letter.

Sincerely,

/s/ Michael L. Taylor

Michael L. Taylor
Executive Vice-President & Chief Financial Officer
First Mid-Illinois Bancshares, Inc.
1520 Charleston Avenue
Mattoon, IL 61938
(217) 258-3306